Principal Executive Officer Certification

For the Form C-AR Filing – Baby-Tech Innovations, Inc. (d/b/a infanttech)

I, **Lizette Espinosa**, the Principal Executive Officer of Baby-Tech Innovations, Inc. (d/b/a infanttech), hereby certify that the financial statements of the Company and the notes thereto for the period ending **December 31, 2025**, included in this Form C-AR Annual Report, are true and complete in all material respects.

I further certify that, to the best of my knowledge, the information presented in this report fairly represents the financial condition and results of operations of the Company for the period presented.

Baby-Tech Innovations, Inc. has not yet filed its federal income tax return for the year ended December 31, 2025.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of this 30th day of April, 2026.

Lizette Espinosa
Principal Executive Officer (CEO)
April 30, 2026